SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                       For the month of December, 2002

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





  OVER 150,000 SEATS SOLD BY RYANAIR TO BELGIAN CONSUMERS AND VISITORS AT JUST
                                  EUR9.99

Ryanair today announced that over 150,000 seats had been sold to Belgian consumers and visitors over the past two days in response to Ryanair's record low fare seat sale on its 10 routes to/from Brussels Charleroi. The two day seat sale which was launched in response to the EU Commission's decision to investigate Ryanair's successful partnership with Brussels Charleroi Airport and yet again demonstrates the enormous customer and consumer support for both Ryanair and Brussels Charleroi Airport, and indicates just how out of touch the EU Commission was in launching its politically motivated "investigation" this week.

Ryanair confirmed that it had (last March and April) provided the Commission with evidence that its low cost base at Brussels Charleroi, which was negotiated in accordance with the "private investor" principle, was not exclusive to Ryanair and was open to anyone else who wishes to invest in Brussels Charleroi on a like for like basis. Ryanair has heard nothing from the Commission since last April until this week's surprise announcement of this formal investigation.

Commenting of the success of the seat sale, Ryanair's Chief Executive, Michael O'Leary said;

        "We are delighted with the public response to this latest seat sale initiative. Ryanair and Brussels Charleroi Airport have been the champions of low fares choice and bringing the cost of air travel within the budget of ordinary consumers and not just the rich.

        "It would seem that the European Commission, in its politically motivated decision to investigate Ryanair's cost base a Brussels Charleroi would rather turn the clock back to a day when Belgian consumers and Belgian tourism suffered under the yolk of high fares and high costs, in order that Ryanair's complaining competitors can preserve their high fare operations.

        "Ryanair will continue to fight for low fares in Europe. We remain confident that the politically motivated investigation launched by the Commission this week will ultimately confirm that Ryanair's low cost base at Brussels Charleroi is not in breach of State aid rules and we hope that Commissioner de Palacio will move quickly to expedite this investigation and allow Ryanair to get on with the process of rolling out competition, consumer choice and low fares all over Europe".


Ryanair has written to Commissioner de Palacio seeking an urgent meeting to address and resolve any concerns that the Commission may have about Ryanair's successful low fare operations at Brussels Charleroi.

Ends.


For further information
please contact:          Michael O'Leary       Pauline McAlester
                         Ryanair               Murray Consultants
                         Tel. +353-1-8121212   Tel. +353-1-4980300





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 13 December 2002

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director